Holland & Knight

515 East Las Olas Boulevard, Suite 1200 | Fort Lauderdale, FL 33301 | T 954.525.1000 | F 954.463.2030
Holland & Knight LLP | www.hklaw.com

Laurie L. Green
954 468 7808
laurie.green@hklaw.com



June 21, 2011



RECEIVED

JUN 2 2 2011

DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

Damon Colbert
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Mail Stop 3561

      Re: Our MicroLending, LLC
              Amendment No. 2 to Offering Statement on Form 1-A
              Filed May 11, 2011
              File No. 024-10286

Dear Mr. Colbert:

      On behalf of Our MicroLending, LLC (the "Company"), we hereby respond to the Commission Staff's comment letter, dated May 11, 2011, regarding Amendment No. 2 to the Company's Offering Statement on Form 1-A ("Offering Statement"), filed with the Commission on May 2, 2011. In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter. Please note that for the Staff's convenience we have recited the Staff's comment and provided the Company's response to the comment immediately thereafter.

<u>General</u>

1.   **We note your response to comment one of our March 16, 2011 letter and your revised risk factor disclosure. Please revise "Defaults; Collection Activities," "Profitability" and where appropriate in your Item 6 disclosure to address the items in comment one and any other distinctive or special characteristics of your operations that may have a material impact upon your future financial performance. Your revised disclosure should address:**

- Your reliance on loans from insiders to fund your operations, including quantitative disclosure;
- Your plans with respect to the approximately $1 million of such loans, whether involving repayment—and if so, from what funding source—rollover or otherwise;
- The extent to which you are experiencing material changes in the number of new loans that become past-due, as referenced in response to comment 19 of our March 16, 2011 letter;
- Material changes to your revenues and expenses for the years ended December 31, 2009 and 2010; and
- Further clarification of the course of action you have taken or propose to take to remedy the material deficiency in your liquidity.

Please revise accordingly.

The Offering Circular has been revised accordingly on pages 13-16.

Business, page 9

2.   We note that your salaries and related expenses of $696,709 (2008) and $533,810 (2009) exceeded your total income for those years, and that your salaries and related expenses of $521,345 (2010) were approximately 90% of your total fiscal 2010 income (interest and noninterest). Please revise to provide disclosure of this characteristic of your operations that has a material impact upon your financial performance, pursuant to Item 6(a)(2) of Model B in Form 1-A.

The Offering Circular has been revised accordingly on page 15.

December 31, 2010 Financial Statements

3.   We note that the Form 1-A has been updated to include the December 31, 2010 financial statements, and it appears to us that these financial statements are unaudited. Please confirm our understanding and, if so, please revise to label these financial statements as "unaudited." To the extent that the December 31, 2010 financial statements are audited, please provide the corresponding audit report.

The December 31, 2010 financial statements have been labeled "unaudited."

Consolidated Statement of Operations, page 4

4.   We note your other income of $157,391 for the year ended December 31, 2010. Please revise to include footnote disclosure of the significant components that comprise this line item.

The Company accounts for interest generated from past due loans in a separate general ledger account, the Portfolio Auxiliary Ledger, to distinguish internally what is the normal interest income and what is the additional interest from past due loans. On the December 31, 2010 financial statements, interest from past due loans was grouped with Other Income, which consists of the sale of collateral. The total amount of $157,391 is the sum of $142,162 of past due loans plus $15,299 of Other Income.

5. **We note your commission income of $76,712 for the year ended December 31, 2010 and your commission income of $163,407 for the nine months ended September 30, 2010. Please explain to us the reason(s) for the significant decrease.**

The Company accounts for interest generated from past due loans in a separate general ledger account, the Portfolio Auxiliary Ledger, to distinguish internally what is the normal interest income and what is the additional interest from past due loans. On the September 30, 2010 financial statements, commission income was grouped with this past due interest. Commission income should have been shown as $59,553.51 on the September 30, 2010 financial statements, which is in line with the commission income presented in the December 31, 2010 financial statements.

Consolidated Statements of Cash Flows, page 6

6. **Please tell us and disclose whether the loans made to customers of $2,695,784 (2010), $1,994,871 (2009), and $2,122,471 (2008) represent total gross loans made to customers or if these amounts are shown net of guaranteed deposits or loan fees collected at the settlement date of loans.**

The loans made to customers as noted in your question number 6, taken from the statements of cash flows, reflect loan balances which included other debits and credits that resulted from internal reclassifications, in addition to proceeds from and repayments of loans. These balances were prepared based on the total debits and total credits to the loan balance account, as a result, both the "loans made to customers" and the "proceeds from repayment of loans" reflected these other debits and credits as well as the proceeds from and repayments of loans. The numbers that should be used to strictly reflect proceeds and repayments of loans have been corrected throughout all financial statements, and are shown in the loan roll forward that is part of the answer to your comment number 7. These new numbers represent total gross loans which included the disbursement of the guaranteed deposits and any loan fees collected from the loan proceeds.

7. **We note the amounts loaned of $1,863,789 (2008), $1,779,935 (2009), and $1,671,081 (2010) on page 10 of the Offering Circular. Please reconcile these amounts to the loans made to customers of $2,122,471 (2008), $1,994,871 (2009), and $2,695,784 (2010) in your statements of cash flows, or revise as necessary.**

As explained in response 6, the loans made to customers reflected on the statements of cash flows included other debits and credits that resulted from internal reclassifications in addition to proceeds from and repayments of loans. The amounts loaned shown on page 10 of the Offering Circular in Amendment No. 2 were taken from the Portfolio Auxiliary Ledger. These amounts have been amended on page 10 of the Offering Circular in Amendment No. 3 to correspond to the revised amounts included in the statements of cash flows to accurately and conservatively reflect actual disbursements, although the Company considers that the differences in the numbers: $42,946 in 2008 (2.30%), $26,857 in 2009 (1.51%) and $16,353 in 2010 (0.98%) are immaterial. Additionally, we are providing you with a revised loan roll forward that coincides with the numbers of the General Ledger, as presented.

Loan Roll Forward

Loans Beginning Balance 2008	$	-
New loans		1,820,843.00
Principal reductions		(470,823.00)
Ending Balance 2008	$	1,350,020.00
Allowance for loans loss (ALL) Balance at 1/1/2008	$	1,350,020.00
Provisions		
ALL Balance at 12/31/2008	$	(98,487.00)
Loans Ending Balance 2008 Net	$	1,251,533.00
Beginning Balance 2009	$	1,350,020.00
New loans		1,753,348.00
Principal reductions		(1,256,063.00)
Ending Balance 2009	$	1,847,305.00
ALL Balance at 1/1/2009	$	(98,487.00)
Provisions	$	(285,297.00)

ALL Balance at 12/31/2009	$	(383,784.00)
Ending Balance 2009 Net	$	1,463,521.00
Beginning Balance 2010	$	1,847,305.00
New loans		1,654,728.00
Principal reductions		(1,515,480.00)
Ending Balance 2010	$	1,986,553.00
ALL Balance at 1/1/2010	$	(383,784.00)
Provisions	$	(112,830.00)
ALL Balance at 12/31/2010	$	(496,614.00)
Ending Balance 2010 Net	$	1,489,939.00

8. We note on page one of the Offering Circular that from March 2008 through December 31, 2010, you have made approximately 923 micro loans totaling more than $5.31 million. Please reconcile this disclosure to the combined total new loans made to customers in your statements of cash flows of approximately $6.81 million that is comprised of new loans of $2.12 million (2008), $1.99 million (2009), and $2.70 million (2010).

    Again as noted in responses 6 and 7 above, the loans made to customers have been revised for all periods presented. The loans made to customers for the three year period is $5,228,918. The detail is reflected in the revised loan roll forward provided above and the revised table on page 10 of the Offering Circular.

9. Please reconcile for us the $1.05 million increase in new loans in the fourth quarter of 2010 based on the changes between your September 30, 2010 and December 31, 2010 statements of cash flows, to the $0.33 million increase in new loans in the fourth quarter of 2010 based on the change between page one of the previous amendment and this one. Also tell us your current loans receivable balance as of December 31, 2010 and explain to us any significant differences between this balance and the new loans made in the fourth quarter of 2010.

    As stated in responses 6, 7 and 8, the new loans noted in the December 31, 2010 financial statements were overstated for the reasons provided above. The Company has not revised the September 30, 2010 interim financial statements as the December 31, 2010 financial statements are included in Amendment No. 3. However, the Company advises you that the increase in loans from September 30, 2010 through December 31, 2010 was $325,387.

Note 2 - Summary of Significant Accounting Policies, page 6

10. **We note that you revised the guaranteed deposits and revenue recognition disclosure in the footnotes to your December 31, 2010 financial statements in response to comment 11 of our letter dated March 16, 2011. Please further revise your guaranteed deposits footnote to disclose whether the deposits applied to satisfy deficiencies at maturity of the credit are recorded as income or a reduction of expense, and the line item where they are recorded. Also revise the guaranteed deposits and revenue recognition footnotes to your December 31, 2008 and 2009 financial statements for consistency, or explain to us why you believe that such a revision is not necessary.**

    If and when a guaranteed deposit is applied to reduce a customer's balance, it is simply a balance sheet reclassification. In any case, the transactions do not affect the statement of operations. Deficiencies, after the application of the guaranteed deposit, would be offset against the loan loss allowance. The Company believes that the disclosure as stated in the financial statements accurately defines its policy and does not believe that a revision is required.

    ### Revenue Recognition, page 9

11. **We note in your response to comment 10 of our letter dated March 16, 2011 that all loan origination fees are recorded as commission income at the settlement date of each loan, in accordance with ASC 310-20, and that the effect of such recognition at settlement is not materially different from the result that would have been obtained had the loan fees net of costs been deferred and recognized over the life of the loan. Please advise us of the following:**

    a. **Cite the specific guidance within ASC 310-20 that supports your accounting policy for loan origination fees and related loan origination costs.**

    b. **Provide us with a detailed analysis for the fiscal years 2008 through 2010 to support your conclusion that your accounting policy is not materially different from the result that would have been obtained had the loan fees net of costs been deferred and recognized over the life of the loan. Your analysis should include the loan origination fees and related costs for each period, and the effect of any nonaccrual loans pursuant to ASC 310-20-35-17.**

     c. Alternatively, revise as necessary. Refer to ASC 310-20-25-2, 310-20-30-2 and 310-20-35-2.

The Company collects loan fees that range up to 6% from borrowers to recover costs incurred in the process of developing each credit. These fees are recorded as commission income and are typically exceeded by their costs. Management has determined that the effect of recognizing loan fees as revenue is not materially different from the result that would have been obtained had the loan fees net of cost been amortized. Accordingly all commission income is recorded at the settlement date of each loan and does not differ materially with FASB Codification ASC 310-20.

The loans issued are from six months to up to one year, with an average of ten months. This implies that within one fiscal year, 83% of loans issued have gone through their life cycle. The Company's fees are "origination fees" which are recorded the same day the loan is issued, along with the cost of finding and disbursement of the loan. According to ASC 310-20, cost and origination fees should be deferred throughout the life of the loan. Since the Company's loans have a short life span, along with the small amount of the loans, the Company considers that its financial statements are not materially affected by this treatment, as previously stated in the March 16, 2011 letter in response to comment 10. The following clarifies the effect of the Company's treatment of the cost and origination fees as compared to the total net loss of each fiscal year. Additionally, it is important to note that other important costs related to the origination and approval of credit, including auditing costs, costs of making credit comities and closings, and other processes involved in the origination are not included on the calculation in the table shown below.

	2008	2009	2010
	000'$	000'$	000'$
Commission Income	116	135	77
Specialist variable compensation	96	108	60
Difference	20	27	16
Year End Net Loss	793	651	464

As stated before, the "origination fees" are processed the same day and not deferred because of the short length of time and small amount loaned. If in the future the Company starts to make long-term loans along with large amounts, it will follow the guidelines of ASC 310-20.

12. We note your commission income of $76,712 (2010), $135,874 (2009), and $116,831 (2008) from loan fees of up to 6% that you collect from borrowers and record as income at the settlement date of each loan. Please confirm our understanding that you collect such fees of 5%-6% for each loan. Also reconcile for us your commission income for each year to the new loans made to customers of $2,695,784 (2010), $1,994,871 (2009), and $2,112,471 (2008), and explain to us why your commission income significantly decreased in fiscal 2010 compared to fiscal 2009 in spite of the increase in new loans made to customers in fiscal 2010.

The Company confirms that it collects fees up to 6% for each loan. New loans to customers were overstated for the reasons provided in response 6. When 5% is applied to the loans made to customers for the year ended December 31, 2010 of $1,654,728, it yields approximately $83,000, which is in line with the $76,000 recorded on the financial statements.

Note 3 - Loans Receivables, page 10

13. We note the aggregate principal amount of loans outstanding, net of loan loss reserves of $1,272,840 (2008), $1,521,750 (2009), and $1,588,274 (2010) on page 10 of the Offering Circular. Please reconcile these amounts to the net loans receivables of $1,251,533 (2008), $1,489,939 (2009), and $1,4898,939 (2010) in your balance sheets.

The differences pertain to accrued interest. The amounts previously included on page 10 of the Offering Circular consisted of the net loan receivables and accrued interest. The aggregate principal amounts of loans outstanding, net of loan loss reserves, have been reconciled to the net loans receivables in the balance sheets.

14. We note your response to comment 12 of our letter dated March 16, 2011. Please revise to disclose the factors you considered in concluding that your allowance for loan losses of $496,615 (2010) and $383,784 (2009) was adequate in light of the delinquencies, the number of non-performing loans, and risks inherent in poor credit quality microloans.

The factors considered in concluding that the allowance for loan losses was adequate were:

Management estimates the allowance balance required using past loans experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Also, management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

As stated in response 8, the Company concluded that in 2008, the amount of new loans made to customers was $1,820,843. The amount of loans more than 180 days late was $289,000, which is 15.85% of the total disbursement. In 2008 the allowance for loan losses was $98,487, which is 34% of the loans more than 180 days late.

In 2009, the amount of new loans made to customers was $1,753,348. The amount of loans more than 180 days late (including those made in 2008) was $728,000. From an analysis of these numbers, the Company believes that the increase was mainly from loans that, at the end of 2008, were past due more than 90 days, and not from new loans made in 2009.

In 2009, the Company increased the allowance for loan losses to $285,297, for a total of $383,784 which equals 52% of the loans more than 180 days late. As a result, the amount of loans more than 180 days late increased 2.52 times (from 289,000 to 728,000) and the allowance for loan losses increased 3.90 times (from 98,000 to 383,000).

In 2010, the amount of new loans made to customers was $1,654,728. The amount of loans more than 180 days late (including those given in 2008 and 2009) rose to $854,000, only $126,000 more than the total in 2009. By the end of 2010 the allowance for loan losses was $496,000, which is 58.08% of the loans more than 180 days late.

Again, the amount of loans more than 180 days late increased 1.17 times (from 728,000 to 854,000), and the allowance for loan losses increased 1.29 times (from 383,784 to 496,000).

As mentioned before, at the end of 2010, $728,000 of the total amount of loans more than 180 days late ($854,000), or 85%, were originated in the first two years of operations. This shows an important decrease in the number of loans more than 180 days late since 2008. It is notable that in 2010, only 13 of the new loans made to customers were more than 180 late days.

Accordingly, the Company justifies its allowance for loan losses because each year the allowance increases, and the loans that are past due by 180 days decreases. The allowance for loan losses in the portfolio increase about 5% every month with new loans. Every day that passes the reserves in the portfolio grows larger.

These considerations show that the loss allowance is more than adequate because (i) every year the loans more than 180 late days are less, (ii) the loss allowance increases monthly and (iii) the Company expects to collect the loans that are still significantly delayed (correspondent to preceding years) either through collection or by judgment because all of them are collateralized.

15. **We note in your response to comment 15 of our letter dated March 16, 2011 that you included the disclosures required by FASB ASC 310-10-50-15(b) and 50-15(c) in the footnotes to each set of financial statements included in the offering statement, but we could not locate such disclosure. Please further revise to include these required disclosures or tell us where they have been included.**

The footnotes have been updated to comply with FASB ASC 310-10-50-15 (b) and 50-15 (c). See Note 4 to the December 31, 2009 financial statements, on page 10; and Note 3 to the December 31, 2010 financial statements, on page 11.

Note 7 - Guaranteed Deposits, page 12

16. **We note in your response to comment 17 of our letter dated March 16, 2011 that the amount collected as a guaranteed deposit is not always 5%, is collected at the Company's discretion, and as a result it is not possible to calculate the new guaranteed deposits each year based on new loans to customers. Please confirm our understanding that you collect guaranteed deposits that range between 5% and 10% of the original note for each loan. Also explain to us why your new guaranteed deposits of $86,053 during fiscal 2010 are substantially less than 5% ($134,789) and 10% ($269,578) of the new loans made to customers of $2,695,784 during fiscal 2010.**

As previously explained, guaranteed deposits are collected at the Company's discretion. Given the revised loans made to customer figure of $1,654,728, 5% would be approximately $83,000. The Company believes that the $86,000 received during fiscal 2010 is consistent with its policies and procedures.

Note 8 - Borrowings, page 12

17. **We note the disclosure that your short-term borrowings of $1,128,339 as of December 31, 2010 are unsecured and have no restricted covenants. Please reconcile this to your disclosures on page seven and sixteen that your outstanding loans payable are secured by your loan portfolio, which would rank senior to the Certificates to the extent of the assets securing the loans payable or revise your disclosures as necessary.**

The disclosure that the outstanding loans are secured has been removed.

Note 10 - Operational Considerations, page 13

18. **We note your description of the corrective action plan in response to comment 19 of our letter dated March 16, 2011. Please revise to further describe the initiatives undertaken and the results of these initiatives, and state that there are no additional actions to be taken. Also tell us if you instituted additional strategies and initiatives**

during the third quarter ended December 31, 2010 as stated in your footnote and, if not, revise your disclosure as necessary.

In response 19 of the March 16th letter, the Company set forth its plan to better its collections and look for funds in order to better serve the community. First, the Company's recovery and collection of money, as well as the analysis of its client's credit, has improved. The following statistics show the progress over the past three years:

- In 2008 the Company made 282 loans, 56 or 19.86% were more than 90 days late;
- In 2009 the Company made 325 loans, 31 or 9.54% were more than 90 day late; and
- In 2010 the Company made 298 loans, 13 or 4.36% were more than 90 days late.

Over the past three years, through further analysis of its clients' credit history and better collection methods, the Company has been better able to serve its clients.

Second, the Company hired a financial advisor to help it learn about the financial market, and decided to conduct the Regulation A offering to obtain funds to loan to microenterprises in the community. In addition, to obtain additional funds the Company applied to the CDFI (Community Development Financial Institution) and has been in talks with the city if Miami to see if they are interested in supporting the microenterprises in their city and the SBA (Small Business Administration). The Company's goal is to help those in the community with lower income succeed, such as women, Hispanics and African Americans.

Except as described above and in the prior response to comment 19, there are no additional actions to be taken.

Note 12 - Subsequent Events, page 14

19. **We note your revised subsequent events footnote to the December 31, 2008 and 2009 financial statements in response to comment 18 of our letter dated March 16, 2011. Please also revise to provide similar disclosures in the subsequent events footnote to your December 31, 2010 financial statements. Also further revise the March 13, 1999 date through which you evaluated subsequent events for your originally issued December 31, 2008 financial statements or explain to us why such a revision is not necessary.**

The requested changes have been made in the subsequent events footnotes.

December 31, 2009 Financial Statements

Independent Auditor's Report, page 1

20.   We note the reference to the restatements of the 2008 and 2009 financial statements that was added to the respective audit report in response to comment 22 of our letter dated March 16, 2011. We further note the restatement footnote added in response to comment 20, and the reclassifications of the 2008 and 2009 statements of cash flows. Please explain to us why the dates of the 2008 and 2009 audit reports did not change or obtain updated audit reports, as necessary.

The audit reports have been updated.

Statements of Cash Flows, page 5

21.   We note in response to comment seven of our letter dated March 16, 2011 that you have separately disclosed the cash inflows and outflows of your borrowings from loans on the December 31, 2010 statement of cash flows. Please also revise your December 31, 2008 and 2009 statements of cash flows to separately disclose the cash inflows and outflows of your borrowings from loans for those fiscal years.

The statements of cash flows for December 31, 2008 and 2009 have been revised accordingly.

Notes to Financial Statement, page 6

Note 3 - Restatement of Previously Issued Financial Statements, page 9

22.   We note the added restatement footnote to both your December 31, 2009 and 2008 financial statements in response to comment 20 of our letter dated March 16, 2011; however you have not provided sufficient explanation and quantification of the individual errors. Please further revise your reconciliations to quantify and describe the nature of each error.

Please see Note 3 for 2008 and 2009, "Restatement of previously issued financial statements."

Part III - Exhibits

23.   We note your response to comment 25 of our March 16, 2011 letter. Please file executed loan agreements.

The loan agreements have been filed as exhibits with this amendment No. 3.

If you have any questions regarding the above, please contact the undersigned at (954) 468-7808.

Sincerely yours,

HOLLAND & KNIGHT LLP

By: _Laurie Green_
Laurie Green

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